UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COCA-COLA CONSOLIDATED, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

191098102

(CUSIP Number of Class of Securities)

E. Beauregarde Fisher III, Esq.

Executive Vice President, General Counsel and Secretary

Coca-Cola Consolidated, Inc.

4100 Coca-Cola Plaza

Charlotte, North Carolina 28211

(980) 392-8298

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian M. Janson, Esq.

Jeffrey D. Marell, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Cola-Cola Consolidated, Inc., a Delaware corporation (“Coca-Cola Consolidated” or the “Company”), on May 20, 2024 (together with any amendments or supplements thereto, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to $2,000 million in value of shares of its issued and outstanding Common Stock, par value $1.00 per share, at a price of not less than $850 nor greater than $925 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated May 20, 2024 (the “Offer to Purchase”), a copy of which was filed as
Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time (the “Offer”).

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a), (b) and (d) are hereby amended and supplemented by the following information:

On May 21, 2024, the Company announced the pricing of an offering of $1.2 billion in aggregate principal amount of its senior unsecured notes, which included $700 million in aggregate principal amount of 5.250% Senior Notes due 2029 and $500 million in aggregate principal amount of 5.450% Senior Notes due 2034 (collectively, the “Notes”) in a public offering (the “Notes Offering”). The Notes Offering is expected to close on May 29, 2024, subject to customary closing conditions. The Company intends to use the proceeds of the Notes Offering, together with cash on hand, borrowings under its revolving credit facility and/or borrowings under one or more new term loan facilities to fund the Offer and the repurchase of shares pursuant to the Purchase Agreement that it announced on May 6, 2024, and the remaining amount, if any, for general corporate purposes.

The Notes Offering has been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Company’s Registration Statement on Form S-3ASR (File No. 333-276049), as supplemented by the Prospectus Supplement, dated May 21, 2024, relating to the Notes, together with the accompanying base prospectus, dated December 14, 2023, filed with the Securities and Exchange Commission on May 21, 2024, pursuant to Rule 424(b) of the Securities Act. This Amendment No. 2 does not constitute an offer to sell or the solicitation of an offer to buy the Notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2024

COCA-COLA CONSOLIDATED, INC.

By:	/s/ F. Scott Anthony
Name:	F. Scott Anthony
Title:	Executive Vice President and Chief Financial Officer